Mail Stop 3561

July 12, 2006

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, New York 10016

      Re: Millennium India Acquisition Company Inc.
                Amendment No. 5 to Registration Statement on Form S-1
                Filed July 6, 2006
                File No. 333-133189

Dear Mr. Cherian:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   With respect to the risk factor disclosure of the private placement, please revise to address not only the general risk associated with the conducting of a private placement simultaneously with a public offering, but in addition, address specifically the fact that the private placement undertaken by the company does not meet the terms of any exemption from registration or no-action position taken by the Staff, disclose the existence of and potential violation of Federal securities laws related to the resale transaction, and set forth the number of persons who

purchased shares in the resale transaction. Additionally, in every place where the private placement is mentioned in the prospectus, add disclosure to make clear that the private placement was not conducted in accordance with any recognized exemption from registration or no-action position regarding Section 5 of the Securities Act of 1933, as amended.

2. With respect to the resale transaction, please provide a legal analysis of the compliance of such transaction with the terms of the SEC staff letter dated January 21, 2000 ("the Ken Worm letter").

Note 8 – Warrants and Option to Purchase Common Stock, page F-11

3. Refer to prior comment 6. Section 5.1.1 of the UPO agreement states, "If the Company uses its best efforts to comply with such provisions then it shall have no liability due to a delay in the registration or the effectiveness of such registration statement and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the exercise of the Purchase Option." This wording suggests there is no requirement to net cash settle if the company uses its best efforts to comply with registration provisions, and does not clearly rule out cash settlement options in other circumstances. Therefore, it is unclear whether there are any situations where the holders can obtain net cash settlement. Please explain how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Note 9 – Subsequent Events, page F-12

4. Please expand the discussion of the issuance and rescission of the 371,504 shares to indicate the intended accounting treatment and expected impact on the financial statements. As discussed in our prior comments, it appears the issuance of the shares would be recorded at fair value, and the reacquisition of the shares is a separate transaction that would also be recorded at fair value.

5. Please expand Note 9 on page F-13 to disclose the risk that the company may be required to rescind up to $300,000 from its private placement. See the third risk factor on page 22 of the text. Explain how the $300,000 amount was determined, why the company may be required to rescind, and how these matters will be reflected in the financial statements. Also, please reconcile this disclosure to the statement in Note 6 that the company "intends to sell" 2,250,000 warrants.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ira I. Roxland, Esq.
    Fax (212) 768-6800